July 10, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeff Gordon

Melissa Gilmore

Evan Ewing

Geoffrey Kruczek

Re:	Growth for Good Acquisition Corp Amendment No. 1 to Registration Statement on Form S-4 Filed May 12, 2023 File No. 333-271195

Ladies and Gentlemen:

On behalf of our client, Growth for Good Acquisition Corp (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 5, 2023 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed with the Commission by the Company on April 7, 2023, Amendment No. 1 filed with the Commission on May 12, 2023 and Amendment No. 2 filed with the Commission on June 20, 2023 (the “Registration Statement”). Concurrently with the filing of this letter, the Company is filing Amendment No. 3 (“Amendment No. 3”) to the Registration Statement through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 3. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3.

Growth for Good Acquisition Corp

July 10, 2023

Projected Financial Information, page 120

1.	We note your response to comment 3. Please tell us why you removed the disclosure related to the 2023 revenue projections. Additionally, while we note the added disclosure with respect to economies of scale and cost improvements, please further quantify the discussion of the material assumptions underlying your EBITDA projections.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 127, 128, 164, 165 and 166 of Amendment No. 3.

ZeroNox's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 241

2.	Since you have now presented financial statements for the period ended March 31, 2023, please update MD&A to include a discussion of the material changes in the Company's financial condition and results of operations in accordance with Item 303(c) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 261 to 269 of Amendment No. 3.

General

3.	We note your response to comment 10. Please disclose any ongoing obligations that survived termination, such as indemnification provisions, rights of first refusal and lockups, and discuss the impacts of those obligations on the company in the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that there is no such engagement letter since Barclays and Credit Suisse were not engaged in connection with the proposed Business Combination. As a result, there are no ongoing obligations pursuant to any such engagement letter, such as indemnification provisions, rights of first refusal or lockups.

Growth for Good Acquisition Corp

July 10, 2023

4.	We note your response to comment 17 and reissue in part. If there was no dialogue and you did not seek out the reasons why Barclays and Credit Suisse were waiving deferred fees, despite already completing their services, please indicate so in your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 241 of Amendment No. 3.

5.	We note that on June 9, 2023, the board of Growth for Good approved an extension of the period of time available to consummate an initial business combination from June 14, 2023 to September 14, 2023. Please revise the disclosure throughout the registration statement to reflect the extension.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5, 23, 27, 38, 112, 179 and 227 of Amendment No. 3.

Growth for Good Acquisition Corp

July 10, 2023

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please contact me at (212) 735-2535 should you require further information.

Very truly yours,

/s/ C. Michael Chitwood
C. Michael Chitwood

cc:        Yana Kakar, Growth for Good Acquisition Corp